J. Thomas Cookson Partner Shutts & Bowen LLP 200 South Biscayne Boulevard Suite 4100 Miami, FL 33131 DIRECT (305) 379-9141 EMAIL TCookson@shutts.com

January 3, 2025

VIA EDGAR

Jane Park

United States Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re:	FOXO Technologies Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed December 13, 2024
File No. 001-39783

Dear Ms. Park:

On behalf of FOXO Technologies Inc., a Delaware corporation (the “Company”), we hereby are filing Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A. Please note that the proxy statement now relates to a special meeting of stockholders. The Company intends to file the definitive proxy statement early next week.

If you have any questions, please contact me at (305) 379-9141. Thank you for your assistance and Happy New Year.

Very truly yours,

Shutts & Bowen LLP

/s/ J. Thomas Cookson
J. Thomas Cookson

JC:/ieb

cc:	Seamus Lagan
FOXO Technologies Inc.